

April 19, 2012

<u>Via E Mail</u>
Mr. Joseph W. Turner
Chief Executive Officer and President
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, Missouri 65804

Re: Great Southern Bancorp, Inc.
       File No. 000-18082
       Form 10-K for the fiscal year ended December 31, 2010, filed March 4, 2011
       Form 10-Q for the quarterly period ended March 31, 2011, filed May 6, 2011
       Form 10-Q for the quarterly period ended June 30, 2011, filed August 5, 2011
       Schedule 14A, filed April 7, 2011

Dear Mr. Turner:

       We formally confirm that on February 10, 2012 we completed our review of your
filings. We remind you that our comments or changes to disclosure in response to our
comments do not foreclose the Commission from taking any action with respect to the
company or the filings and the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities
laws of the United States. We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings to be certain that the filing includes the
information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,
                                        /s/ Todd K. Schiffman
                                        Todd K. Schiffman
                                        Assistant Director